UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SRKP 22, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-53018 Commission File Number	26-1357819 (I.R.S. Employer Identification Number)

4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308
(Address of principal executive offices)

(310) 203-2902
(Issuer’s Telephone Number)

Approximate Date of Mailing: November 25, 2009

SRKP 22, INC.
4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

November 25, 2009

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share, of SRKP 22, Inc., a Delaware corporation (“SRKP 22” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of November 25, 2009 of the outstanding shares of common stock, par value $0.0001 per share, of SRKP 22, Inc., a Delaware corporation (“we,” “us,” “our,” “SRKP 22” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to a Share Exchange Agreement (the “Exchange Agreement”) dated as of October 20, 2009, as amended on November 25, 2009, by and among SRKP 22, China Intelligent Electronic Company Limited China Intelligent Electronic Company Limited, a British Virgin Islands corporation (“China Intelligent”), and the sole shareholder of China Intelligent (the “Shareholders”).  Pursuant to the terms of the Exchange Agreement, we will issue an aggregate of 13,995,496 shares of our common stock to the Shareholder and her designees in exchange for 100% of the equity interest of China Intelligent (the “Share Exchange”).  Our current shareholders will also cancel an aggregate of 4,260,390 shares of common stock held such that our current shareholders will hold an aggregate of 2,836,000 shares of common stock immediately after the Share Exchange.  Our current shareholders will also cancel an aggregate of 5,515,682 warrants such that our current shareholders will hold an aggregate of 1,580,708 warrants immediately after the Share Exchange.  In addition, we expect to close a private placement concurrently with the Share Exchange.  The parties to the Exchange Agreement may agree to modify one or more of the terms of the Exchange Agreement, as described herein, but the Share Exchange will nonetheless result in a change-of-control of our Company on the date the Share Exchange is completed.

Pursuant to the terms of the Exchange Agreement, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Li Xuemei and Wu Shiliang to the board of directors of our Company, with Li Xuemei serving as Chairman of the Board. These appointments will be made upon the closing of the Share Exchange.   Mr. Rappaport, who is currently our President and a director, and Mr. Pintsopoulos, who is currently our Chief Financial Officer, Secretary and a director, will then resign from all of their respective director and executive positions with our company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Li Xuemei as our Chief Executive Officer and President, Xiaolong Zhou as our Chief Financial Officer and Corporate Secretary, Wu Shiliang as our Vice General Manager, and Dong Bin as General Manager.  Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

No action is required by the stockholders of the Company in connection with this Information Statement.  However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).  Accordingly, the closing of the transactions contemplated under the Exchange Agreement (“Closing”) and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement.  This Information Statement will be mailed to the Company’s stockholders of record on November 25, 2009.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov ..

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE OF CONTROL

Pursuant to the terms of the Exchange Agreement, the Company will, upon the closing of the Share Exchange, issue an aggregate of 13,995,496 shares of common stock to the sole Shareholder and/or her designees in exchange for 100% of the equity interest in China Intelligent.  Under the terms of the Exchange Agreement or as a result of the transactions contemplated by the Exchange Agreement:

•	China Intelligent will become a 100%-owned subsidiary of SRKP 22.

•	We will assume the operations of China Intelligent, which is the 100% owner of Hyundai Light and Electronic (Huizhou) Co., Ltd., a company organized under the laws of the PRC (“Hyundai Light”).

•	We will issue an aggregate of 13,995,496 shares of common stock to the sole Shareholder of China Intelligent and her designees.

•	We will cause 4,260,390 shares of our common stock held by certain of our stockholders to be cancelled and extinguished (the “SRKP 22 Share Cancellation”);

•	We will cause 5,515,682 warrants held by certain of our stockholders to be cancelled and extinguished (the “SRKP 22 Warrant Cancellation”);

•	We will conduct a closing of a private placement offering resulting in proceeds of approximately $2.5 million (the “Private Placement Offering”); and

•	We will change our name to such name as selected by China Intelligent and approved by the Board of Directors.

As a result of the Share Exchange, we will become a 100% parent corporation of China Intelligent, and the sole Shareholder and its designees will become stockholders of SRKP 22.  According to the terms of the Exchange Agreement, immediately following the closing of the Share Exchange and the Private Placement Offering, we will have approximately 19,000,000 shares of common stock issued and outstanding; the sole Shareholder and her designees, in aggregate, will own approximately 73.7% of our outstanding common stock, the pre-existing stockholders of SRKP 22 will own approximately 14.9% of our outstanding common stock, and investors in the Private Placement Offering will own approximately 10.4% of our outstanding common stock (assuming the sale of the maximum number of shares in the Private Placement Offering).  Upon the closing of the Share Exchange, it is also expected that up to 200,000 shares of common stock will be issued to an investor relations firm for services. The parties to the Exchange Agreement may agree to modify one or more of the terms of the Exchange Agreement, as described above, but the Share Exchange will nonetheless result in a change-of-control of our Company on the date the Share Exchange is completed.

The transactions contemplated by the Exchange Agreement, as amended, were intended to be a “tax-free” reorganization pursuant to the provisions of Sections 351 and/or 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the securities issued to the Shareholder of China Intelligent will be in reliance upon exemptions from registration pursuant to (i) Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder, and/or (ii) Regulation S of the Securities Act.  We intend to comply with the conditions of Category 3 of 903(b) of Regulation S as follows: the Shareholder and each of her designees are non-U.S. entities and residents, an appropriate legend will be affixed to the stock certificate issued in accordance with Regulation S, the Shareholder and/or each of her designees will represent that he, she or it was not acquiring the securities for the account or benefit of a U.S. person, agree to resell the securities only in accordance with the provisions of Regulation S, pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration and agree not to engage in hedging transactions with regard to the securities unless in compliance with the Securities Act. We will refuse to register any transfer of the shares not made in accordance with Regulation S, after registration or under an exemption.

As discussed above, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Li Xuemei and Wu Shiliang to the board of directors of our Company, with Li Xuemei serving as Chairman of the Board.  Mr. Rappaport, who is currently our President and a director, and Mr. Pintsopoulos, who is currently our Chief Financial Officer, Secretary and a director, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Li Xuemei as our Chief Executive Officer and President, Xiaolong Zhou as our Chief Financial Officer and Corporate Secretary, Wu Shiliang as our Vice General Manager, and Dong Bin as General Manager.

 Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

The Company’s completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, a closing of the Private Placement Offering, the completion of the SRKP 22 Share Cancellation, completion of the SRKP 22 Warrant Cancellation and compliance with regulatory requirements.  Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement.  There can be no assurance that the Share Exchange transaction will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders.  Each share of common stock entitles the holder thereof to one vote.  As of November 25, 2009, there were 7,096,390 shares of the Company’s common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE SHARE EXCHANGE

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of November 25, 2009, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of November 25, 2009, 7,096,390 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC.  The address of each stockholder is listed in the table and anticipated share and warrant cancellation information that will occur upon the closing of the Share Exchange is contained in the footnotes to the table.

Name and Address	Amount and Nature of Beneficial Ownership		Percentage of Class

Debbie Schwartzberg 785 5th Avenue New York, New York 10021	2,400,000	(1)	28.93%

Richard A. Rappaport (2) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	9,096,150	(3)	78.12%

Amanda Rappaport Trust (4) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	638,676	(5)	8.61%

Kailey Rappaport Trust (6) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	638,676	(7)	8.61%

Anthony C. Pintsopoulos (8) c/o SRKP 22, Inc. 4737 North Ocean Drive, Suite 207 Lauderdale by the Sea, FL 33308	1,419,278	(9)	18.18%

Janine Frisco 200 Oceangate, Suite 1500 Long Beach, CA 90067	496,748	(10)	6.76%

Kevin DePrimio 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	496,748	(11)	6.76%

WestPark Capital Financial Services, LLC (12) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	5,547,958	(13)	56.21%

Jay Stern 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	283,856	(14)	3.92%

All Directors and Officers as a Group (2 individuals)	10,515,428		85.12%

(1)
Includes 1,000,000 shares of common stock and a warrant to purchase 1,000,000 shares of common stock held by Debbie Schwartzberg, in addition to 1,000,000 shares of common stock and a warrant to purchase 1,000,000 shares of common stock held by each of The Julie Schwartzberg Trust dated 2/9/2000 and The David N. Sterling Trust dated 2/3/2000, of which Ms. Schwartzberg is the trustee and may be deemed the indirect beneficial owner of these securities.  A total of 889,533 of the shares and 1,101,803 of the warrants will be cancelled upon consummation of the Share Exchange pursuant to the Exchange Agreement.

(2)	Richard A. Rappaport serves as President and director of the Company.
(3)
Includes 1,135,420 shares of common stock and a warrant to purchase 1,135,420 shares of common stock owned by Mr. Rappaport and all of the shares of common stock and warrants to purchase common stock owned by the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the “Rappaport Trusts”) and WestPark Capital Financial Services, LLC. Mr. Rappaport, as Trustee of the Rappaport Trusts and Chief Executive Officer (“CEO”) and Chairman of WestPark Capital Financial Services, LLC, may be deemed the indirect beneficial owner of these securities.  A total of 2,371,384 of the shares and 3,175,899 of the warrants will be cancelled upon consummation of the Share Exchange pursuant to the Exchange Agreement.

(4)	Mr. Rappaport serves as Trustee of the Amanda Rappaport Trust.
(5)	Includes 319,338 shares of common stock and a warrant to purchase 319,338 shares of common stock.
(6)	Mr. Rappaport serves as Trustee of the Kailey Rappaport Trust.
(7)	Includes 319,338 shares of common stock and a warrant to purchase 319,338 shares of common stock.
(8)	Anthony C. Pintsopoulos serves as Secretary, Chief Financial Officer and director of the Company.
(9)
Includes 709,639 shares of common stock and a warrant to purchase 709,639 shares of common stock.  A total of 526,039 of the shares and 651,568 of the warrants will be cancelled upon consummation of the Share Exchange pursuant to the Exchange Agreement.

(10)
Includes 248,374 shares of common stock and a warrant to purchase 248,374 shares of common stock.  A total of 184,114 of the shares and 228,049 of the warrants will be cancelled upon consummation of the Share Exchange pursuant to the Exchange Agreement.

(11)
Includes 248,374 shares of common stock and a warrant to purchase 248,374 shares of common stock.  A total of 184,114 of the shares and 228,049 of the warrants will be cancelled upon consummation of the Share Exchange pursuant to the Exchange Agreement.

(12)	Mr. Rappaport serves as CEO and Chairman of WestPark Capital Financial Services, LLC.
(13)	Includes 2,773,979 shares of common stock and a warrant to purchase 2,773,979 shares of common stock.
(14)
Includes 141,928 shares of common stock and a warrant to purchase 141,928 shares of common stock.  A total of 105,206 of the shares and 130,314 of the warrants will be cancelled upon consummation of the Share Exchange pursuant to the Exchange Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE SHARE EXCHANGE

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Share Exchange by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 7,096,390 shares of our common stock issued and outstanding. In connection with the Share Exchange, we will issue 13,995,496 shares of common stock to the sole Shareholder and her designees, we will cancel a total of 4,260,390 shares of common stock owned by certain SRKP 22 shareholders, and will issue approximately 1,968,504 shares of common stock in connection with the Private Placement Offering, assuming the sale of the maximum number of shares in the Private Placement Offering.  We anticipate that SRKP 22 will have outstanding approximately 19,000,000 shares of common stock immediately after the closing of the Share Exchange and the Private Placement, assuming the sale of the maximum number of shares in the Private Placement Offering.  Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o China Intelligent Electric Company Limited, c/o Hyundai Light & Electric (Huizhou) Company Limited No. 29 & 31, Huanzhen Road, Shuikou Town, Huizhou, Guangdong, China.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Share Exchange	Percent of Class

Director and Executive Officers

Li Xuemei	Chief Executive Officer, President, and Chairman of the Board	7,618,696	40.1%

Xiaolong Zhou	Chief Financial Officer and Corporate Secretary	-	-

Wu Shiliang	Vice General Manager and Director	-	-

Dong Bin	General Manager	-

Officers and Directors as a Group (total of 4 persons)		7,618,696	40.1%

5% or More Owners

Richard A. Rappaport(1) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		3,548,867 (1)	17.4%

(1)           Richard A. Rappaport served as President and director of the Company prior to the Share Exchange.  Includes 293,759 shares of common stock and a warrant to purchase 92,913 shares of common stock owned by Mr. Rappaport, in addition to the shares of common stock and warrants to purchase common stock owned by the Rappaport Trusts and WestPark Capital Financial Services, LLC, which totals 1,882,932 shares and 1,279,263 warrants. Mr. Rappaport, as Trustee of the Rappaport Trusts and CEO and Chairman of WestPark Capital Financial Services, LLC, may be deemed the indirect beneficial owner of these securities and disclaims beneficial ownership of the securities except to of his pecuniary interest in the securities.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Share Exchange following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Tianfu Li, Wei Lin, Lu Liu, Gengqiang Yang, and Yucai Zhang to the board of directors of our Company, with Tianfu Li serving as Chairman.  Mr. Rappaport, who is currently our President and a director, and Mr. Pintsopoulos, who is currently our Chief Financial Officer, Secretary and a director, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Tianfu Li as our Chief Executive Officer, Gengqiang Yang as Chief Operating Officer, Ailing Liu as a Production Manager, Ling Yi as Chief Financial Officer and Corporate Secretary, Dongquan Zhang as Chief Technology Officer, and Lichun Zhang as Marketing Manager.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Exchange Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position	Term

Richard Rappaport	50	President and Director	October 2007 to Present

Anthony C. Pintsopoulos	53	Secretary, Chief Financial Officer and Director	October 2007 to Present

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard A. Rappaport, President and Director, is the founder of WestPark Capital, Inc. and has been its Chief Executive Officer since September 1999. WestPark Capital, Inc. is a full service investment banking and securities brokerage firm, which serves the needs of both private and public companies worldwide, as well as individual and institutional investors. From April 1995 through September 1999, Mr. Rappaport was Director of Corporate Finance for Global Securities, where he was responsible for all of the firms North American Corporate finance activities. Global Securities was a registered broker-dealer that has since terminated operations. Mr. Rappaport also currently serves on the board of directors for the following public companies: SRKP 2, Inc., SRKP 3, Inc., SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 20, Inc., SRKP 23, Inc., SRKP 24, Inc., SRKP 25, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP 28, Inc. and SRKP 29, Inc.  Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and a M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos, Chief Financial Officer, Secretary and a Director, is the President and Chief Financial Officer at WestPark Capital, Inc. Prior to joining WestPark Capital, Mr. Pintsopoulos was CFO and acting COO at Joseph, Charles & Associates(JCA) a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as CFO, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company’s IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand Boston, Massachusetts. Also he owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. Mr. Pintwopoulos also currently serves on the board of directors for the following public companies: SRKP 2, Inc., SRKP 3, Inc., SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 20, Inc., SRKP 23, Inc., SRKP 24, Inc., SRKP 25, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP 28, Inc. and SRKP 29, Inc. He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past five years.

Board of Directors and Committees

The Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Company has no meaningful operations and no employees.  These functions are currently performed by the Board as a whole.  The Company does not have an audit committee charter or nominating committee charter.  The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Board Meetings and Shareholder Communications

The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2008 by the unanimous written consent of its members, in the absence of formal board meetings.  Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices.  The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.  A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Director Independence

Presently we are not required to comply with the director independence requirements of any national securities exchange.  Prior to having our securities listed on any national securities exchange, we would appoint directors that meet the independence requirements of the applicable exchange.

Code of Ethics

On December 20, 2007, the Company adopted a formal code of ethics statement for senior officers and directors (the “Code of Ethics”) that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the Securities and Exchange Commission and others. A form of the Code of Ethics is filed as Exhibit 14.1 to the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on February 18, 2009.

Requests for hard copies of the Code of Ethics should be sent in writing to SRKP 22, Inc., Attention: Secretary, 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308.

EXECUTIVE OFFICERS AND DIRECTORS FOLLOWING SHARE EXCHANGE

Upon closing of the Share Exchange, it is currently contemplated that the following individuals are expected to be named to the board of directors and executive management of the Company:

Name	Age	Position
Li Xuemei	45	Chief Executive Office, President, and Chairman of the Board
Wu Shiliang	40	Vice General Manager and Director
Xiaolong Zhou	57	Chief Financial Officer and Corporate Secretary
Dong Bin	41	General Manager

Ms. Li Xuemei has served as the Executive Director of Hyundai Lighting Electric (Huizhou) Co., Ltd. since July 2008. From February 2009 to the present, Ms. Li served as sole director of China Intelligent Electronic Holding Limited. From March 2008 to June 2009, Ms. Li served as general manager of Hyundai Lighting Electric (Huizhou) Co., Ltd., and from July 2005 to July 2008, Ms. Li served as director of Hyundai Lighting Electric (Huizhou) Co., Ltd., a company in the business of manufacturing and distributing lighting products and accessories.  Ms. Li received an associate's degree from Zhejiang Industry & Trade Polytechnic in 1987.

Mr. Wu Shiliang has served as vice general manager of Hyundai Lighting Electric (Huizhou) Co., Ltd. since March 2008. From July 2005 to March 2008, Mr. Wu served as sales director of Hyundai Lighting Electric (Huizhou) Co., Ltd, and from March 2008 to July 2008, Mr. Wu served as director of Hyundai Lighting Electric (Huizhou) Co., Ltd. From March 1999 to May 2005, Mr. Wu served as vice sales director in Rhine Hong Kong Electronics (Huizhou) Co., Ltd., which focused on the business of lighting products and accessories. Mr. Wu received an associate's degree of industry and business administration from Huizhou Radio & TV University in 1998.

Mr. Xiaolong Zhou was appointed Chief Financial Officer of Hyundai Lighting Electric (Huizhou) Co., Ltd.  in November 2009. From April 2007 to present, he has served as Chief Financial Officer of China Agri-Business, Inc. (OTCBB:CHBU), a company that manufactures and sells fertilizer and related products in the PRC.  He had been a senior accountant in Liss Okou Goldstein Okun and Tancer CPA'S P.C. in Great Neck, New York for the prior nine years. Mr. Xialong is a certified public accountant, registered in the state of New York, a member of American Institute of Certified Public Accountants, and a member of New York State Society of Certified Public Accountants. Mr. Zhou obtained an M.B.A. in accountancy degree from Baruch College of CUNY and an M.A. in economics degree from City College of CUNY. He obtained a B.A. in economics degree from Fudan University, Shanghai, China.

Mr. Dong Bin has served as general manager of Hyundai Lighting Electric (Huizhou) Co., Ltd. since June 2009. From February 2006 to May 2009, Mr. Dong served as secretary-general of Huizhou Lighting Association as a consultant for various lighting enterprises. Mr. Dong received a bachelor's degree in radio, film and television from Communication University of China in 2001.

Family Relationships

None.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation for the fiscal year ended December 31, 2008 of the principal executive officer, principal financial officer, in addition to our three most highly compensated officers whose annual compensation exceeded $100,000, all prior to the Share Exchange.

Name and Position	Year	Salary	Bonus	All other compensation	Total
Richard Rappaport	2008	$-	$-	$-	$-
Chief Executive Officer	2007	$-	$-	$-	$-
and Director

Anthony Pintsopoulos	2008	$-	$-	$-	$-
Secretary, Former Chief Financial Officer, and Director	2007	$-	$-	$-	$-

Grants of Plan-Based Awards in 2008

There were no option grants in 2008.

Outstanding Equity Awards at 2008 Fiscal Year End

There were no option exercises or options outstanding in 2008.

Option Exercises and Stock Vested in Fiscal 2008

There were no option exercises or stock vested in 2008.

Pension Benefits

There were no pension benefit plans in effect in 2008.

Nonqualified defined contribution and other nonqualified deferred compensation plans

There were no nonqualified defined contribution or other nonqualified deferred compensation plans in effect in 2008.

Employment Agreements

We have no employment agreements with any of our executive officers.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
All Directors (total of 2 persons)	-	-	-	-	-	-	-

For the year ended December 31, 2008, none of the members of our Board of Directors received compensation for his or her service as a director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended December 31, 2008 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The placement agent for the Private Placement to be conducted by the Company as a condition to the closing of the Share Exchange is expected to received for its services as placement agent a commission equal to 8% of the gross proceeds from the financing and a 4% non-accountable expense allowance, in addition to a $140,000 success fee for the Share Exchange.  Richard Rappaport, the Company’s President and one of its controlling stockholders prior to the Share Exchange, indirectly holds a 100% interest in the placement agent, a FINRA member. Anthony C. Pintsopoulos, one of the Company’s stockholders and officer and director prior to the Share Exchange, is the Chief Financial Officer of the placement agent. Each of Messrs. Rappaport and Pintsopoulos will resign from all of their executive and director positions with the Company upon the closing of the Share Exchange.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

This information statement is not an offer of securities for sale. Any securities sold in the private placement will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended, or pursuant to an exemption from such registration.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/ Richard A. Rappaport
     Richard A. Rappaport
     President

Dated: November 25, 2009